BY EDGAR

October 19, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Jeffrey Riedler Sebastian Gomez Abero

Re:	Marina Biotech, Inc. Registration Statement on Form S-3 Filed October 12, 2010 File No. 333-169882

Dear Mr. Riedler:

On behalf of our client Marina Biotech, Inc. (the “Company”), we hereby submit this letter in response to the comments set forth in that certain letter dated October 18, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to J. Michael French, the President and Chief Executive Officer of the Company, relating to the Registration Statement on Form S-3 that was filed by the Company with the Commission on October 12, 2010 (File No. 333-169882) (the “Registration Statement”).

The Company is responding to the Staff’s comments by revising the Registration Statement as requested by the Staff. The Company is also revising the Registration Statement to update certain market-related disclosure to a more recent date.

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference):

Incorporation by Reference

1.	Please amend your registration statement to specifically incorporate by reference the Current Report on Form 8-K filed October 15, 2010.

Response

The Company has revised the Registration Statement to incorporate by reference the Current Report on Form 8-K that it filed with the Commission on October 15, 2010.

If you have any further questions or comments, or would like to discuss this response letter or the amended Registration Statement, please feel free to call me at (212) 326-0468.

Sincerely,

/s/ Michael T. Campoli

Michael T. Campoli

Pryor Cashman LLP

cc:	J. Michael French, Marina Biotech, Inc.

Peter S. Garcia, Marina Biotech, Inc.

Lawrence Remmel Esq., Pryor Cashman LLP